UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, March 7, 2018

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

25 de Mayo Street 175

Issuers Division

Dear Sirs,

In compliance with the provisions of section 62 of the Listing Regulations of Bolsa y Mercados Argentino S.A., I hereby inform you that at this Company’s Board of Directors meeting held on March 7, 2018, the following documents were approved: Annual Report, Corporate Governance Report, Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 12 of General Resolution No. 622 of the National Securities Commission, related to the year ended December 31, 2017.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Financial Statements:

                                                                                                Year ended

                                                                                                  December 31, 2017

Profit for the year

Attributable to the owners of the parent	Profit	682,190
Attributable to non-controlling interests		0
	Profit	682,190

Other comprehensive income for the year

Attributable to the owners of the parent	Income	9,075
Attributable to non-controlling interests		0
	Income	9,075

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Total comprehensive income for the year

Attributable to the owners of the parent	Income	691,265
Attributable to non-controlling interests		0
	Income	691,265

Detail of Equity
Share Capital– Nominal Value (1)	906,455
Share Capital – Adjustment to Capital (2)	408,063
Additional paid-in capital and other	31,565
Statutory Reserve	73,275
Discretionary Reserve	176,061
Other Comprehensive Loss	(28,097)
Retained Earnings	(506,458)
Total attributable to the owners of the Company	1,060,864
Non-controlling interests	0
Total Equity	1,060,864

(1)   Includes 7,794 related to treasury shares.

(2)   Includes 8,568 related to treasury shares.

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

Class of shares	Number of shares	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at Maipú 1 of the City of Buenos Aires (1). The class “B” shares are currently traded at the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of December 31, 2017, the Company has 7,794,168 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA S.A., domiciled at Maipú 1 of the City of Buenos Aires, owns 99.99% of EASA’s voting shares.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

The Board of Directors proposes that the profit for the year be allocated as follows:

In thousands of Argentine pesos
Absorption of accumulated losses	682,190

Yours sincerely,

(1)     In merger process: IEASA and EASA with CTLL, and afterwards CTLL with PESA.

VICTOR A RUIZ

Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 15, 2018